SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

April 21, 2016

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Sarmiento 447

Buenos Aires C1 1041

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

INDEX

1.	Translation of a submission from Banco Macro to the CNV dated on April 21, 2016.

Buenos Aires, April 21, 2016

To:

Bolsa de Comercio de Buenos Aires

Re.: Sect. 63 Quotation Rules and Regulations

Dear Sirs,

In compliance with the provisions set forth in Section 63 of the applicable rules and regulations, we furnish the following information in connection with the quarterly balance sheet for the period ended March 31, 2016:

Figures expressed in thousands Argentine Pesos (AR$)

1) Income of the Period – Earnings
Ordinary – Earnings	1,407,629
Special	0
Total	1,407,629

2) Shareholders’ Equity
Capital Stock	584,563
Premium on share issue	399,499
Shareholders’ Equity adjustments	4,511
Legal reserve	2,684,790
Special reserve for subordinated debt instrument	0
Voluntary reserve	7,437,776
Unappropriated earnings – Earnings	6,541,118
Total Shareholders’ Equity	17,652,257

In the chart below we provide information on the number of Class A and Class B shares owned by the major shareholders:

Shareholders	Class A Shares	Class B Shares	Capital Stock	Percentage
Major Shareholders	10,261,879	216,090,767	226,352,646	38.72
Others	973,791	357,237,591	358,211,382	61.28
Total	11,235,670	573,328,358	584,564,028	100.00

None of the major shareholders own debt securities convertible into shares or any options to purchase shares of the company.

The major shareholders are Messrs. Jorge Horacio Brito and Delfín Jorge Ezequiel Carballo, who are domiciled at Sarmiento No. 735 Floor and at Esmeralda No. 130, 4th Floor, respectively, both in the City of Buenos Aires.

Sincerely,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: April 21, 2016

MACRO BANK INC.

By:	/s/ Juan Pablo Brito Devoto
Name: Juan Pablo Brito Devoto
Title: Director